GRASIM

ADITYA BIRLA GROUP

082-03322

January 19, 2008

Bombay Stock Exchange Limited
Corporate Relationship Department [redacted]
1st floor, New Trading Ring
Rotunda Building P J Towers,
Dalal Street,
Mumbai - 400 001

08001022

The Secretary
National Stock Exchange of India Ltd.
"Exchange Plaza"
Bandra Kurla Complex
Bandra (East) Mumbai 400051

**Unique ID No. (UIN) 100013425**

SUPPL

Dear Sir,

**Re : Compliance of Clause 35 of Listing Agreement.**

With reference to above, we are sending herewith a statement showing details of our distributions of shareholdings under various heads of the above clause for the quarter ending 31st December, 2007. Please find the same in order.

Thanking you,
Yours faithfully

**Ashok Malu**
**Company Secretary**

PROCESSED
MAR 0 4 2008

Encl : as above

Cc: Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street, Washington DC 20459, USA

**BY AIR MAIL**


**GRASIM INDUSTRIES LIMITED**
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

Name of the Company: GRASIM INDUSTRIES LIMITED

Scrip Code: 500300/GRASIM Quarter ended: 31st December,2007

| Category code | Category of shareholder | Number of shareholders | Total number of shares | Number of shares held in dematerialized form | Total shareholding as a percentage of total number of shares | |
|---|---|---|---|---|---|---|
| | | | | | As a percentage of (A+B)[1] | As a percentage of (A+B+C) |
| (A) | Shareholding of Promoter and Promoter Group[2] | | | | | |
| (1) | Indian | | | | | |
| (a) | Individuals/ Hindu Undivided Family | 4 | 133372 | 0 | 0.16 | 0.15 |
| (b) | Central Government/ State Government(s) | | | | | |
| (c) | Bodies Corporate | 19 | 22955788 | 17007500 | 28.25 | 25.04 |
| (d) | Financial Institutions/ Banks | | | | | |
| | **Sub-Total (A)(1)** | **23** | **23089160** | **17007500** | **28.41** | **25.19** |
| (2) | Foreign | | | | | |
| (a) | Individuals (Non-Resident Individuals/ Foreign Individuals) | | | | | |
| (b) | Bodies Corporate | | | | | |
| (c) | Institutions | | | | | |
| (d) | Any Other (specify) | | | | | |
| | **Sub-Total (A)(2)** | | | | | |
| | **Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)** | 23 | 23089160 | 17007500 | 28.41 | 25.19 |
| (B) | Public shareholding[3] | | | | | |
| (1) | Institutions | | | | | |
| (a) | Mutual Funds/ UTI | 206 | 9307110 | 9259167 | 11.45 | 10.15 |
| (b) | Financial Institutions/ Banks | 190 | 250576 | 216814 | 0.31 | 0.27 |
| (c) | Central Government/ State Government(s) | | | | | |
| (d) | Venture Capital Funds | | | | | |
| (e) | Insurance Companies | 19 | 9516565 | 9512079 | 11.71 | 10.38 |
| (f) | Foreign Institutional Investors | 324 | 20511572 | 20510003 | 25.24 | 22.37 |
| (g) | Foreign Venture Capital Investors | 0 | 0 | 0 | 0.00 | 0.00 |
| (h) | Any Other (Specify) | 0 | 0 | 0 | 0.00 | 0.00 |
| | **Sub-Total (B)(1)** | **739** | **39585823** | **39498063** | **48.71** | **43.18** |
| (2) | Non-institutions | | | | | |
| (a) | Bodies Corporate | 1797 | 3849116 | 3616749 | 4.74 | 4.20 |
| (b) | Individuals - | | | | | 0.00 |
| | i. Individual shareholders holding nominal share capital up to Rs. 1 lakh. | 150885 | 10033794 | 7211640 | 12.35 | 10.95 |
| | ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh. | 28 | 1265625 | 1192166 | 1.56 | 1.38 |
| (c)(i) | Any other- Overseas Body Corporates (OCBs) | 8 | 2623063 | 0 | 3.23 | 2.86 |
| (c)(ii) | Any Other- Non Resident Indian (NRIs) | 4818 | 820025 | 432506 | 1.01 | 0.89 |
| | **Sub-Total (B)(2)** | **157536** | **18591623** | **12453061** | **22.88** | **20.28** |
| | **Total Public Shareholding (B)= (B)(1)+(B)(2)** | **158275** | **58177446** | **51951124** | **71.59** | **63.46** |
| | **TOTAL (A)+(B)** | **158298** | **81266606** | **68958624** | **100.00** | **88.65** |
| (C) | Shares held by Custodians and against which Depository Receipts have been issued* | 1 | 10407604 | 10407354 | xxx | 11.35 |
| | **GRAND TOTAL (A)+(B)+(C)** | **158299** | **91674210** | **79365978** | **xxx** | **100.00** |

** Depository Receipt (as per "C" above) includes 1000 GDR held by M/s Surya Kiran Investments Pte. Ltd., a Promoter Group Compnay, as per the disclosure received from them.*


GRASIM INDUSTRIES LTD.
MUMBAI

(I)(b) **Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"**

| Sr. No. | Name of the shareholder | Number of shares | Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above} |
|---|---|---|---|
| 1 | Shri Kumar Mangalam Birla | 23915 | 0.03 |
| 2 | Smt. Rajashree Birla | 72280 | 0.08 |
| 3 | Smt. Neerja Birla | 14020 | 0.02 |
| 4 | Smt. Vasavadatta Bajaj | 23157 | 0.03 |
| 5 | Birla Group Holdings Pvt. Limited | 12364 | 0.01 |
| 6 | TGS Investment & Trade Pvt Limited | 2775104 | 3.03 |
| 7 | Trapti Trading & Investments Pvt. Limited | 5477863 | 5.98 |
| 8 | Turquoise Investment And Finance Pvt. Ltd. | 5908341 | 6.44 |
| 9 | Birla Consultants Limited | 8520 | 0.01 |
| 10 | Birla Industrial Finance India Limited | 8275 | 0.01 |
| 11 | Birla Industrial Investments (India) Limited | 1780 | 0.00 |
| 12 | Birla Institute of Technologies & Science | 132241 | 0.14 |
| 13 | ECE Industries Limited | 31670 | 0.03 |
| 14 | Heritage Housing Finance Limited | 192544 | 0.21 |
| 15 | Hindalco Industries Limited | 2299059 | 2.51 |
| 16 | IGH Holdings Pvt. Limited | 192579 | 0.21 |
| 17 | Manav Investment & Trading Co. Ltd. | 205307 | 0.22 |
| 18 | Mangalam Services Limited | 12255 | 0.01 |
| 19 | Pilani Investment & Industries Corporation Ltd. | 4301444 | 4.69 |
| 20 | Rajratna Holdings Pvt. Limited | 134 | 0.00 |
| 21 | Umang Commercial Co. Ltd. | 1396024 | 1.52 |
| 22 | Vaibhav Holdings Pvt. Limited | 134 | 0.00 |
| 23 | Vikram Holding Pvt. Limited | 150 | 0.00 |
| | TOTAL | 23089160 | 25.19 |

(I)(c) **Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

| Sr. No. | Name of the shareholder | Number of shares | Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above} |
|---|---|---|---|
| 1 | Life Insurance Corporation of India | 6892170 | 7.52 |
| 2 | Aberdeen Asset Managers Limited A/c Aberdeen International India Opportunities Fund (Mauritius) Limited | 1530000 | 1.67 |
| 3 | HSBC Global Investment Funds A/c HSBC Global Investment Funds Mauritius Limited | 1436188 | 1.57 |
| 4 | Unit Trust of India | 1413218 | 1.54 |
| 5 | Aberdeen Asset Managers Limited A/c Aberdeen Global Asia Pacific Fund | 1080560 | 1.18 |
| 6 | General Insurance Corporation of India | 1004307 | 1.10 |
| | TOTAL | 13356443 | 14.57 |

(I)(d) **Statement showing details of locked-in shares**

| Sr. No. | Name of the shareholder | Number of locked-in shares | Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above} |
|---|---|---|---|
| 1 | | | |
| | TOTAL | | |

(II)(a) **Statement showing details of Depository Receipts (DRs)**

| Sr. No. | Type of outstanding DR (ADRs, GDRs, SDRs, etc.) | Number of outstanding DRs | Number of shares underlying outstanding DRs | Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above} |
|---|---|---|---|---|
| 1 | GDRs* | 10407604 | 10407604 | 11.35 |
| | TOTAL | 10407604 | 10407604 | 11.35 |

* *Depository Receipt (as per "(II)(a)" above) includes 1000 GDR held by M/s Surya Kiran Investments Pte. Ltd., a Promoter Group Compnay, as per the disclosure received from them.*

(II)(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

| Sr. No. | Name of the DR Holder | Type of outstanding DR (ADRs, GDRs, SDRs, etc.) | Number of shares underlying outstanding DRs | Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above} |
|---|---|---|---|---|
| 1 | Citi Bank N.A. New York NYADR Department | GDRs | 10407604 | 11.35 |
| | TOTAL | | 10407604 | 11.35 |

[1] For determining public shareholding for the purpose of Clause 40A.
[2] For definitions of "Promoter" and "Promoter Group", refer to Clause 40A.
[3] For definitions of "Public Shareholding", refer to Clause 40A.

GRASIM INDUSTRIES LTD. MUMBAI

**FOR GRASIM INDUSTRIES LIMITED**

Ashok Malu

ASHOK MALU
COMPANY SECRETARY

END